[redacted]

11020586

ITEDSTATES
)EXCHANGECOMMISSION
ıgton, D.C. 20549

C M

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAY 3 1 2011
Washington DC
110

SEC FILE NUMBER
8- 39074

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2010 (MM/DD/YY) AND ENDING 03/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Great Nation Investment Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5408-A Bell Avenue, Suite 100

(No. and Street)

Amarillo	Texas	79109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jim G. Chen 806-353-6767

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Doshier, Pickens & Francis, PC

(Name – *if individual, state last, first, middle name*)

301 S Polk, Suite 800	Amarillo	Texas	79101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jim G. Chen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Great Nation Investment Corporation, as of March 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President/CFO

Title

Notary Public

JANET LYNN FERGERSON NOTARY PUBLIC STATE OF TEXAS EXPIRES 8-6-2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREAT NATION INVESTMENT CORPORATION

(a wholly owned subsidiary of National Concord Development Corporation)

Financial Statements

For Years Ended March 31, 2011 and 2010

GREAT NATION INVESTMENT CORPORATION

Financial Statements

For Years Ended
March 31, 2011 and 2010

TABLE OF CONTENTS

DOSHIER, PICKENS & FRANCIS, LLC
CERTIFIED PUBLIC ACCOUNTANTS
301 S. Polk, Suite 800
Amarillo, TX 79105-5938
Fax: 806.376.8126
P.O. Box 9938
806.373.3011
www.dpfcpa.com

Board of Directors
Great Nation Investment Corporation
Amarillo, Texas

Independent Auditors' Report

We have audited the accompanying balance sheets of Great Nation Investment Corporation as of March 31, 2011 and 2010, and the related statements of income and retained earnings, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great Nation Investment Corporation as of March 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Doshier, Pickens & Francis, LLC

Doshier, Pickens & Francis, LLC
May 25, 2011

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
BALANCE SHEETS
March 31, 2011 and 2010

	2011	2010
ASSETS		
CURRENT ASSETS		
Cash	$ 642,270	$ 644,731
Marketable securities	82,383	102,179
Receivables, fees	20,151	27,096
Prepaid expenses	65,111	54,990
Other assets	-	578
Total Current Assets	809,915	829,574
OTHER ASSETS		
Clearing deposit	25,000	25,000
Total Assets	$ 834,915	$ 854,574
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Commissions payable	$ 47,731	$ 39,923
Accrued and other current liabilities	14,227	-
Intercompany payable - National Concord Development Corporation	44,664	171,206
Deferred deposits	50,500	97,317
Deferred fees	34,937	33,481
Deferred income tax liability	4,701	2,412
Total Current Liabilities	196,760	344,339
STOCKHOLDER'S EQUITY		
Common stock, no par value, 10,000 shares authorized, 1,750 shares issued and outstanding	35,000	35,000
Paid-in capital	1,143,692	1,143,692
Retained earnings (deficit)	(553,486)	(677,826)
Accumulated other comprehensive income:		
Unrealized gains on securities, net of income tax	12,949	9,369
Total Stockholder's Equity	638,155	510,235
Total Liabilities and Stockholder's Equity	$ 834,915	$ 854,574

The accompanying notes are an integral part of these financial statements.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
STATEMENTS OF INCOME
For Years Ended March 31, 2011 and 2010

	2011	2010
REVENUE		
Bond underwriting fees	$ 478,310	$ 539,310
Brokerage and other fees	1,782,597	1,264,124
Interest income	3,809	3,308
Total Revenue	2,264,716	1,806,742
GENERAL AND ADMINISTRATIVE EXPENSES		
Commissions	1,239,215	914,069
Management fees - printing	53,063	76,875
Management fees - program	106,125	153,751
Management fees - staff program	18,400	9,188
Management fees - general	483,257	575,304
Other general and administrative	191,164	61,570
Total General and Administrative Expenses	2,091,224	1,790,757
REALIZED GAINS ON SALE OF MARKETABLE SECURITIES	10,301	-
Income Before Provision for Income Taxes	183,793	15,985
PROVISION FOR INCOME TAX	59,453	2,398
NET INCOME	124,340	13,587
OTHER COMPREHENSIVE INCOME		
Unrealized gains on securities	5,869	11,022
Deferred income tax effect	(2,289)	(1,653)
Total Other Comprehensive Income	3,580	9,369
COMPREHENSIVE INCOME	$ 127,920	$ 22,956

The accompanying notes are an integral part of these financial statements.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
STATEMENTS OF STOCKHOLDER'S EQUITY
For Years Ended March 31, 2011 and 2010

	Common Stock		Paid-In	Retained Earnings	Accumulated Other Comprehensive	
	Shares	Amount	Capital	(Deficit)	Income	Total
Balance at March 31, 2009	1,750	$ 35,000	$ 1,143,692	$ (691,413)	$ -	$ 487,279
Net Income	-	-	-	13,587	9,369	22,956
Balance at March 31, 2010	1,750	35,000	1,143,692	(677,826)	9,369	510,235
Net Income	-	-	-	124,340	3,580	127,920
Balance at March 31, 2011	1,750	$ 35,000	$ 1,143,692	$ (553,486)	$ 12,949	$ 638,155

The accompanying notes are an integral part of these financial statements.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
STATEMENTS OF CASH FLOWS
For Years Ended March 31, 2011 and 2010

	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 124,340	$ 13,587
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Gain on sale of marketable securities	(10,301)	-
(Increase) decrease in operating assets:		
Receivables, fees	6,945	(7,051)
Prepaid expenses	(10,121)	38,389
Other assets	578	(578)
Increase (decrease) in operating liabilities:		
Commissions payable	7,808	(6,297)
Accrued and other current liabilities	14,227	-
Intercompany payable	(126,542)	(22,510)
Deferred deposits	(46,817)	(22,597)
Deferred fees	1,456	(11,575)
Cash Used by Operating Activities	(38,427)	(18,632)
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of marketable securities	41,031	-
Purchases of marketable securities	(5,065)	-
Clearing deposit	-	51
Cash Provided by Investing Activities	35,966	51
NET DECREASE IN CASH	(2,461)	(18,581)
CASH BALANCE AT BEGINNING OF YEAR	644,731	663,312
CASH BALANCE AT END OF YEAR	$ 642,270	$ 644,731

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Great Nation Investment Corporation (the Company) is a wholly owned subsidiary of National Concord Development Corporation (the Parent). The Company primarily provides broker-dealer services in connection with securities transactions and specializes in eleemosynary bond financing. The Company's application for license and membership with the National Association of Securities Dealers, Inc., now Financial Industry Regulatory Authority or "FINRA", was approved on May 24, 1988. The Company has not held securities or maintained accounts for customers, except to the extent allowed pursuant to Section 240.15c3-3(k)(2)(i) of the Securities Act of 1934, and has not incurred any liabilities subordinated to the claims of general creditors during the years ended March 31, 2011 and 2010.

The financial statements do not include a statement of changes in liabilities subordinated to claims of general creditors as required under Rule 17a-5 of the Act, since no such liabilities existed at or during the years ended March 31, 2011 and 2010.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the Statements of Cash Flows, the Company considers deposits in banks and money market accounts as cash and cash equivalents.

Investments

The Company carries investments in marketable equity and debt securities at their fair values in the Balance Sheets. Realized gains and losses are reflected as other income and unrealized gains and losses are reflected as other comprehensive income in the Statements of Income.

Financial Instruments

The carrying value of cash, receivables and accounts payable approximate fair value due to the short maturity of these instruments.

Federal Income Taxes

The Company files a consolidated tax return with the Parent. For financial statement purposes, federal income taxes are allocated on a separate company basis. The current year net income created an income tax expense of $59,453 which increased the intercompany payable for the year ended March 31, 2011. The Company increased the intercompany payable and recorded an income tax expense of $2,398 for the year ended March 31, 2010. Deferred income taxes are provided for the temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. The liability method is used to account for income taxes, which requires deferred taxes to be recorded at the statutory rate to be in effect when the taxes are paid.

Effective April 1, 2010, the Company adopted the provisions of accounting for uncertain tax positions under the FASB Accounting Standards Codification. These provisions prescribe a recognition threshold of more likely than not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those tax positions to be recognized in the financial statements. The adoption of these provisions resulted in no change to stockholder's equity. As of April 1, 2010 and March 31, 2011, the Company reports no uncertain tax positions and therefore has not recorded any unrecognized tax benefits or liabilities.

Continued

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continuation

Expenses of the Company

Certain indirect administrative expenses of the Company were paid by the Parent. The Company pays the Parent management fees to cover the cost of such expenses which are separately stated in the Statements of Income.

Advertising Expense

Great Nation expenses promotional and advertising costs as incurred. The total of such expenses for the years ended March 31, 2011 and 2010 was $14,265 and $0, respectively.

Changes in Presentation

Certain balances for the year ended March 31, 2011 may have been reclassified to conform to the current year presentation with no effect on stockholder's equity.

NOTE 2 - NET CAPITAL

Pursuant to the net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At March 31, 2011 and 2010, the Company had net capital of $537,778 and $400,930 respectively, and a minimum net capital requirement of $100,000.

NOTE 3 - AVAILABLE-FOR-SALE SECURITIES

The following is a summary of available-for-sale securities at March 31:

	2011	2010
Corporate stocks, at cost	$ 58,639	$ 90,767
Money market account	1,796	390
Cumulative unrealized gains	21,948	11,022
Market value	$ 82,383	$ 102,179

The available-for-sale securities are reported as marketable securities in the current assets of the Balance Sheets.

	2011	2010
Unrealized gains on securities	$ 5,869	$ 11,022

Unrealized gains and losses are reported as accumulated other comprehensive income in stockholder's equity and the Statements of Income.

NOTE 4 - CONCENTRATIONS OF CREDIT RISK

During the normal course of business, the Company may have funds on deposit at one financial institution in excess of the $250,000 insured by the Federal Deposit Insurance Corporation. Management does not believe this represents a significant or unusual risk.

NOTE 5 - INCOME TAXES

The Company recognizes deferred tax assets or liabilities based on differences between the financial statement and tax basis of the assets and liabilities. The Company's deferred tax liability at March 31, 2011 and 2010 was $4,701 and $2,412, respectively. The deferred tax liability is presented in the Company's financial statements as a current deferred tax liability in the Balance Sheets.

Deferred income taxes result from temporary differences between income for financial reporting purposes and taxable income. These differences arose primarily from unrealized gains on available-for-sale securities. The tax effect of the difference in book and tax basis of the Company's marketable securities is separately stated as a component in determining comprehensive income and is not included in the tax provision below.

The components of the provision for income taxes for the years ended March 31, 2011 and 2010 are as follows:

	2011	2010
Federal		
Current taxes	$ 59,453	$ 2,398
Provision for income taxes	$ 59,453	$ 2,398

State franchise taxes are paid by the Parent company. Franchise tax expense for the Company is immaterial to these financial statements.

NOTE 6 – FAIR VALUE MEASUREMENTS

Management uses its best judgment in estimating the fair value of the financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective period ends, and have not been reevaluated or updated for purposes of these financial statements subsequent to those respective period ends, and have not been reevaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each period end.

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company's disclosures and those of other organizations may not be meaningful. The following methods and assumptions were used to estimate the fair values of the Company's financial instruments at March 31, 2011 and 2010. There have been no significant changes in methodology for estimating fair value of the financial instruments since March 31, 2011.

Fair Value Hierarchy

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Continued

NOTE 6 – FAIR VALUE MEASUREMENTS - Continuation

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value for financial instruments not recorded at fair value (disclosures required by the Fair Value Measurements Topic of the FASB Accounting Standards Codification).

Cash and cash equivalents

The carrying amounts of cash and cash equivalents approximate their fair value because of the short maturity of these instruments.

Investments

At March 31, 2011 and 2010, the Company has only Level 1 marketable securities which are measured at fair value on a recurring basis.

Receivables

The carrying amounts of all receivables approximate their fair value.

Liabilities

The carrying amounts of all liabilities approximate their fair value.

NOTE 7 - SUBSEQUENT EVENTS

Subsequent events have been evaluated through May 25, 2011, which is the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

DP&F
DOSHIER, PICKENS & FRANCIS, LLC
CERTIFIED PUBLIC ACCOUNTANTS
301 S. Polk, Suite 800
Amarillo, TX 79105-5938
Fax: 806.376.8126
P.O. Box 9938
806.373.3011
www.dpfcpa.com

Board of Directors
Great Nation Investment Corporation

Independent Auditors' Report on Supplementary Information

Our report on our audits of the basic financial statements of Great Nation Investment Corporation for the years ended March 31, 2011 and 2010 appears on page 1. Those audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying financial information is presented for additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Doshier, Pickens & Francis, LLC

Doshier, Pickens & Francis, LLC
May 25, 2011

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
SUPPLEMENTARY SCHEDULE OF COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
March 31, 2011 and 2010

Schedule 1

	2011	2010
Stockholder's equity from balance sheet	$ 638,155	$ 510,235
Less non-allowable assets from balance sheet	(85,412)	(86,552)
Less haircuts on securities computed pursuant to Rule 15c3-1	(14,965)	(22,753)
Net capital	537,778	400,930
Less minimum net capital requirements	(100,000)	(100,000)
Net Capital in Excess of Requirement	$ 437,778	$ 300,930

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO
RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
March 31, 2011 and 2010

Schedule 2

Great Nation Investment Corporation carries no margin or customer accounts and has not had any activities as a broker and dealer, except to the extent allowed pursuant to Section 240.15c3-3(k)(2)(i) of the Securities Act of 1934, during the periods covered by the accompanying financial statements. Accordingly, the computation of special reserve requirements and information for possession or control requirements under Exhibit A of Rule 15c3-3 is not applicable.

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
RECONCILIATION OF SUPPLEMENTARY SCHEDULE 1 OF
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
WITH COMPANY'S COMPUTATION

Schedule 3

	2011	2010
Balance per Company's computation	$ 537,778	$ 400,930
Effect of adjustments to Company's books and accounts	-	-
Balance per Schedule 1	$ 537,778	$ 400,930

GREAT NATION INVESTMENT CORPORATION
(A Wholly Owned Subsidiary of
National Concord Development Corporation)
SUPPLEMENTARY SCHEDULE ON THE STATUS OF MEMBERSHIP IN THE
SECURITIES INVESTOR PROTECTION CORPORATION
FOR THE YEAR ENDED MARCH 31, 2011

Schedule 4

Payment to Securities Investor Protection Corp., PO Box 92185, Washington, DC 20090-2185 on October 28, 2010	$	2,156
Payment to Securities Investor Protection Corp., PO Box 92185, Washington, DC 20090-2185 on May 23, 2011		2,313
	$	4,469